UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.                                      English translation of a letter dated September 10, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, September 10, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Relevant Matter: Corporate Reorganization and Call for a General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings to be held on October 24, 2019

Dear Sirs,

I am writing to you as Chairman of Telecom Argentina S.A (“Telecom Argentina” or the “Company”), in order to inform you that the Board of Directors of the Company, on a meeting held today, resolved to approve the Corporate Reorganization through which Telecom Argentina, as absorbing and surviving company, will merge its controlled companies CV Berazategui S.A., Última Milla S.A. and the Split Away Assets from its controlled company PEM S.A.U. (the “Corporate Reorganization”), in accordance with the Preliminary Merger Agreement subscribed in compliance with sections 82 and subsequent of the General Corporate Law N° 19.550, sections 174 and subsequent of General Resolution 7/15 of the Inspección General de Justicia, and sections 77 and subsequent of the Income Tax Law.

The Corporate Reorganization Date is October 1st, 2019.

Finally, the Board of Directors of Telecom Argentina resolved to summon for a General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings to be held on October 24, 2019 at 11:00 a.m., in order to consider the Corporate Reorganization described above and the documentation approved by the Board of Directors.

Within the regulatory deadlines, we will submit to the Comisión Nacional de Valores the Merger Prospectus and once the Comisión authorizes it, the documentation will be published in the Autopista de la Información Financiera.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	September 10, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations